Exhibit 99.3

Fresenius Medical Care AG

New Segmentation

June 17, 2025

Investor Relations

phone: +49 6172 268 8795

email: ir@freseniusmedicalcare.com

Content:

Segment information	page 2

Revenue development by segment	page 3

Reconciliation	page 4

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, impacts related to COVID-19, results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG does not undertake any responsibility to update the forward-looking statements in this release.

Rounding adjustments applied to individual numbers and percentages may result in these figures differing immaterially from their absolute values. Furthermore, totals and subtotals in tables may differ slightly from unrounded figures due to rounding in accordance with commercial rounding conventions.

Copyright by Fresenius Medical Care AG

Segment information

	2023	Q1 2024	Q2 2024	Q3 2024	Q4 2024	2024	Change yoy	Change yoy, cc	Q1 2025	Change yoy	Change yoy, cc
Total
Revenue in € million	19,454	4,725	4,766	4,760	5,085	19,336	-0.6%	0.0%	4,881	3.3%	1.2%
Revenue in € million excl. Tricare settlement	19,263	4,725	4,766	4,760	5,085	19,336	0.4%	1.0%	4,881	3.3%	1.2%
Operating income in € million	1,369	246	425	463	259	1,392	1.7%	2.6%	331	34.7%	31.6%
Operating income in € million excl. special items [1]	1,560	403	436	469	489	1,797	15.2%	16.1%	457	13.4%	10.9%
Operating income margin	7.0%	5.2%	8.9%	9.7%	5.1%	7.2%			6.8%
Operating income margin excl. special items [1]	8.1%	8.5%	9.1%	9.9%	9.6%	9.3%			9.4%
Days sales outstanding (DSO) [2]	67					63
Employees (headcount)	119,845					111,513

Care Delivery segment
Revenue in € million	14,749	3,481	3,481	3,471	3,571	14,003	-5.1%	-4.6%	3,447	-1.0%	-3.5%
Revenue in € million excl. Tricare settlement	14,558	3,481	3,481	3,471	3,571	14,003	-3.8%	-3.4%	3,447	-1.0%	-3.5%
Operating income in € million	1,612	168	335	456	260	1,218	-24.4%	-24.1%	320	91.4%	83.3%
Operating income in € million excl. special items [1]	1,597	327	379	459	430	1,593	-0.2%	0.2%	356	9.2%	5.0%
Operating income margin	10.9%	4.8%	9.6%	13.1%	7.3%	8.7%			9.3%
Operating income margin excl. special items [1]	11.0%	9.4%	10.9%	13.2%	12.0%	11.4%			10.3%

Value-Based Care segment
Revenue in € million	1,277	424	415	431	484	1,752	37.2%	37.4%	529	25.0%	21.2%
Operating income in € million	(96)	21	(6)	(37)	(7)	(28)	-70.6%	-70.6%	3	-84.8%	-85.2%
Operating income in € million excl. special items [1]	(96)	21	(6)	(37)	(7)	(28)	-70.6%	-70.6%	4	-81.0%	-81.6%
Operating income margin	-7.5%	5.0%	-1.5%	-8.5%	-1.4%	-1.6%			0.6%
Operating income margin excl. special items [1]	-7.5%	5.0%	-1.5%	-8.5%	-1.4%	-1.6%			0.8%

Care Enablement segment
Revenue in € million	5,345	1,297	1,363	1,359	1,537	5,557	3.9%	5.1%	1,367	5.4%	4.9%
Operating income in € million	(67)	70	65	61	71	267	n.a.	n.a.	94	34.3	32.9%
Operating income in € million excl. special items [1]	122	76	66	75	118	336	174.4%	181.1%	114	50.1%	48.7%
Operating income margin	-1.2%	5.4%	4.8%	4.5%	4.6%	4.8%			6.9%
Operating income margin excl. special items [1]	2.3%	5.9%	4.9%	5.6%	7.7%	6.0%			8.3%

Inter-segment eliminations [3]
Revenue in € million	(1,917)	(477)	(493)	(501)	(507)	(1,976)	3.1%	3.4%	(462)	-3.1%	-5.6%
Operating income in € million	(13)	1	(5)	(4)	(8)	(17)	30.4%	24.5%	(5)	n.a.	n.a.
Operating income in € million excl. special items [1]	(13)	(3)	(8)	(5)	(8)	(24)	90.5%	89.8%	(5)	77.1%	71.8%

Corporate
Operating income in € million	(67)	(14)	36	(13)	(57)	(48)	-28.6%	-27.8%	(81)	494.9%	444.8%
Operating income in € million excl. special items [1]	(50)	(18)	5	(23)	(44)	(80)	57.3%	58.2%	(12)	-31.4%	-55.7%

1 2023: additionally, excluding the Tricare settlement. For a reconciliation, please refer to the table on page 4.

2 Includes receivables related to assets held for sale.

3 The Company transfers products from the Care Enablement segment to the Care Delivery segment at fair market value. Services provided by the Care Delivery segment for patients managed under the Value-Based Care segment are also provided at fair market value. The associated internal revenues and expenses and all other consolidation of transactions are included within “Inter-segment eliminations”.

yoy = year-on-year; cc = constant currency. Changes in revenue, operating income and net income attributable to shareholders of FME AG include the impact of changes in foreign currency exchange rates. We calculate and present these financial measures using both IFRS Accounting Standards and at constant exchange rates to show changes in these metrics and other items without giving effect to period-to-period currency fluctuations. Under IFRS Accounting Standards, amounts received in local (non-euro) currency are translated into euro at the average exchange rate for the period presented. Once we translate the local currency for the constant currency, we then calculate the change, as a percentage, of the current period using the prior period exchange rates versus the prior period. The single quarter results are calculated as the variance between the current year-to-date results less the preceding quarter’s year-to-date which makes the single quarter subject to further foreign exchange fluctuation. This resulting percentage is a non-IFRS measure referring to a change as a percentage at constant currency. These currency-adjusted financial measures are identifiable by the designated

Segment information	page 2 of 4	June 17, 2025

Revenue development by segment

										Same					Same
									Organic	market				Organic	market
							Change	Change	growth	treatment		Change	Change	growth	treatment
in € million	2023	Q1 2024	Q2 2024	Q3 2024	Q4 2024	2024	yoy	yoy, cc	yoy	growth yoy[1]	Q1 2025	yoy	yoy, cc	yoy	growth yoy[1]
Total revenue	19,454	4,725	4,766	4,760	5,085	19,336	-0.6%	0.0%	4.1%		4,881	3.3%	1.2%	5.4%

Care Delivery segment	14,749	3,481	3,481	3,471	3,571	14,003	-5.1%	-4.6%	0.7%	0.3%	3,447	-1.0%	-3.5%	1.9%	0.8%
Thereof: U.S.	11,836	2,795	2,867	2,881	2,985	11,526	-2.6%	-2.5%	0.1%	-0.1%	2,892	3.5%	0.3%	1.3%	0.0%
Thereof: International	2,913	686	614	590	586	2,477	-14.9%	-13.3%	3.8%	1.4%	555	-19.1%	-19.0%	4.8%	2.5%

Value-Based Care segment	1,277	424	415	431	484	1,752	37.2%	37.4%	37.4%		529	25.0%	21.2%	21.2%

Care Enablement segment	5,345	1,297	1,363	1,359	1,537	5,557	3.9%	5.1%	4.8%		1,367	5.4%	4.9%	4.9%

Inter-segment eliminations [2]	(1,917)	(477)	(493)	(501)	(507)	(1,976)	3.1%	3.4%			(462)	-3.1%	-5.6%
Thereof: Care Enablement segment	(1,469)	(360)	(368)	(369)	(397)	(1,496)	1.8%	2.1%			(343)	-5.0%	-7.2%
Thereof: Care Delivery segment	(448)	(117)	(125)	(132)	(110)	(480)	7.4%	7.5%			(119)	2.6%	-0.6%

1 Same market treatment growth = organic growth less price effects.

2 The Company transfers products from the Care Enablement segment to the Care Delivery segment at fair market value. Services provided by the Care Delivery segment for patients managed under the Value-Based Care segment are also provided at fair market value. The associated internal revenues and expenses and all other consolidation of transactions are included within “Inter-segment eliminations”.

Revenue development by segment	page 3 of 4	June 17, 2025

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS Accounting Standards financial measures for comparability with the Company´s outlook

These items are excluded to ensure comparability of the figures presented with the Company’s financial targets which have been defined excluding special items.

in € million	2023	Q1 2024	Q2 2024	Q3 2024	Q4 2024	2024	Q1 2025
Revenue
Total revenue	19,454	4,725	4,766	4,760	5,085	19,336	4,881
Tricare settlement	(191)
Revenue excl. Tricare settlement	19,263	4,725	4,766	4,760	5,085	19,336	4,881

Care Delivery segment	14,749	3,481	3,481	3,471	3,571	14,003	3,447
Tricare settlement	(191)
Revenue excl. Tricare settlement	14,558	3,481	3,481	3,471	3,571	14,003	3,447

Value-Based Care segment	1,277	424	415	431	484	1,752	529
Care Enablement segment	5,345	1,297	1,363	1,359	1,537	5,557	1,367
Inter-segment eliminations	(1,917)	(477)	(493)	(501)	(507)	(1,976)	(462)

Operating income
Total operating income	1,369	246	425	463	259	1,392	331
FME25 Program	153	28	40	39	73	180	28
Legacy Portfolio Optimization	204	143	15	(17)	146	288	24
Legal Form Conversion Costs	30	1	2	2	4	9	0
Humacyte Remeasurements	(15)	(15)	(46)	(18)	7	(72)	74
Sum of special items	372	157	11	6	230	405	126
Operating income excl. special items	1,741	403	436	469	489	1,797	457
Tricare settlement	(181)
Operating income excl. special items and Tricare settlement	1,560	403	436	469	489	1,797	457

Care Delivery segment	1,612	168	335	456	260	1,218	320
FME25 Program	75	12	16	18	29	74	14
Legacy Portfolio Optimization	96	147	28	(15)	141	301	22
Sum of special items	171	159	44	3	170	375	36
Operating income excl. special items	1,783	327	379	459	430	1,593	356
Tricare settlement	(186)
Operating income excl. special items and Tricare settlement	1,597	327	379	459	430	1,593	356

Value-Based Care segment	(96)	21	(6)	(37)	(7)	(28)	3
FME25 Program							1
Sum of special items	0	0	0	0	0	0	1
Operating income excl. special items	(96)	21	(6)	(37)	(7)	(28)	4

Care Enablement segment	(67)	70	65	61	71	267	94
FME25 Program	78	16	24	21	42	104	11
Legacy Portfolio Optimization	108	0	(11)	(1)	5	(7)	2
Legal Form Conversion Costs			0	0	0	0
Humacyte Remeasurements		(10)	(12)	(6)	0	(28)	7
Sum of special items	186	6	1	14	47	69	20
Operating income excl. special items	119	76	66	75	118	336	114
Tricare settlement	3
Operating income excl. special items and Tricare settlement	122	76	66	75	118	336	114

Inter-segment eliminations	(13)	1	(5)	(4)	(8)	(17)	(5)
Legacy Portfolio Optimization		(4)	(3)	(1)	0	(7)
Sum of special items	0	(4)	(3)	(1)	0	(7)	0
Operating income excl. special items	(13)	(3)	(8)	(5)	(8)	(24)	(5)

Corporate	(67)	(14)	36	(13)	(57)	(48)	(81)
FME25 Program	0	0	0	0	2	2	2
Legacy Portfolio Optimization	0	0	1	0	0	1
Legal Form Conversion Costs	30	1	2	2	4	9	0
Humacyte Remeasurements	(15)	(5)	(34)	(12)	7	(44)	67
Sum of special items	15	(4)	(31)	(10)	13	(32)	69
Operating income excl. special items	(52)	(18)	5	(23)	(44)	(80)	(12)
Tricare settlement	2
Operating income excl. special items and Tricare settlement	(50)	(18)	5	(23)	(44)	(80)	(12)

Reconciliation	page 4 of 4	June 17, 2025